KPMG LLP
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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Points.com Inc. (formerly Points International Ltd.)

We consent to the use of:

    our report dated March 9, 2022 on the consolidated financial statements of Points.com Inc. (the "Entity")  which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the years in the two-year period  ended December 31, 2021, and the related notes (collectively the "consolidated financial statements"), and our report dated March 9, 2022 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such report in Registration Statement No. 333-172806 on Form S-8.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 9, 2022

Toronto, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.